Exhibit 99.1

DESCARTES ACQUIRES INTERCOMMIT

Adds leading European B2B integration-as-a-service network provider to Descartes’ Logistics Technology Platform

WATERLOO, Ontario, Canada - November 2, 2011 - Descartes Systems Group (Nasdaq:DSGX) (TSX:DSG), a global leader in logistics technology that unites business in commerce, acquired InterCommIT, a leading Netherlands-based provider of business-to-business (B2B) integration-as-a-service.

The InterCommIT network serves more than 800 customers by helping trading partners connect and collaborate to seamlessly exchange data electronically. Regardless of size or technological sophistication, InterCommIT customers have achieved operational excellence by increasing automation, improving logistics precision, reducing implementation times and accelerating the return on their investment.

“By adding InterCommIT’s technology and services to our Logistics Technology Platform, our customers have access to a broader scale and scope of document-critical functionalities that are key to efficient supply chain and logistics operations,” said Edward Ryan, Chief Commercial Officer at Descartes. “In particular, InterCommIT expands Descartes’ network capabilities, enhances our logistics application footprint in Web EDI, e-invoicing, e-document, and e-catalogue solutions, and adds a large number of European retailers and suppliers to our logistics community.”

More than 800 InterCommIT customers will now have access to Descartes’ Logistics Technology Platform, where a community of more than 35,000 trading partners connect and collaborate to reduce costs, improve service and comply with customs and transportation regulations. The Logistics Technology Platform fuses The Global Logistics Network – the world’s most extensive, multi-modal logistics network – with the industry’s broadest array of modular, interoperable web and wireless logistics management solutions.

“Descartes is uniting business in commerce with our Logistics Technology Platform,” said Arthur Mesher, Descartes’ Chairman and CEO. “With our combined technology and services, including InterCommIT’s domain expertise in e-commerce and its strength with retail supplier communities and financial and insurance institutions, the Logistics Technology Platform is in an even stronger position to serve our customers.”

InterCommIT is headquartered in Amersfoort, the Netherlands and has approximately 40 employees. The all cash purchase price for the acquisition was EUR 10.1 million (approximately USD $13.8 million at November 2, 2011), with Descartes acquiring approximately EUR 0.4 million in working capital (approximately USD $0.5 million at November 2, 2011).

About InterCommIT

For more information about InterCommIT, visit www.intercommit.nl.

About Descartes

Descartes (TSX: DSG) (NASDAQ: DSGX) is the global leader in logistics technology. If logistics is critical to your business, Descartes connects the people and technology to put your organization in motion. We extend the command of logistics operations, helping the world’s largest and most connected logistics community to quickly reduce costs, improve service and comply with customs and transportation regulations. Descartes’ Logistics Technology Platform uniquely combines the power of The Global Logistics Network, the world’s most extensive multi-modal network, with the industry’s broadest array of modular and interoperable web and wireless logistics applications. At our core, Descartes’ team of industry-leading logistics experts is dedicated to delivering innovative solutions while working closely with our customers to help ensure their success. Descartes is headquartered in Waterloo, Ontario, Canada and has offices and partners around the world. Learn more at www.descartes.com.

Contact Information:

Investors

Descartes Systems Group
Laurie McCauley
P - +1 519 746 6114 x2358
investor@descartes.com

MEDIA North America	MEDIA Europe

Descartes Systems Group	Descartes Systems Group
Mavi Silveira	Ina Suffeleers
+1(800) 419-8495 ext. 2416	+32 495 59 02 32
msilveira@descartes.com	isuffeleers@descartes.com

This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to Descartes and InterCommIT’s solution offering and potential benefits derived therefrom; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

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